

July 21, 2011

Via E-mail
Mr. Joseph M. Zubretsky
Senior Executive Vice President and Chief Financial Officer
Aetna Inc.
151 Farmington Avenue
Hartford, CT   06156

     Re: **Aetna Inc.**
           Form 10-K for the Year Ended December 31, 2010
           Filed on February 25, 2011
           File No. 001-16095

Dear Mr. Zubretsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Gus Rodriguez

              Gus Rodriguez
              Accounting Branch Chief